(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2007

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at March 31, 2007, and the related notes thereto. In addition, the following should be read in conjunction with the 2006 audited financial statements, the related Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to the Company on file with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is dated as of May 11, 2007.

OVERVIEW

The Company is an international mineral exploration and development company, focused on gold, copper and uranium, with properties in western Turkey, Canada and Mexico. At May 11, 2007, the Company also owns 46.8% of Aurora Energy Resources Inc. (“Aurora”), a company focused on exploring and developing uranium deposits in Newfoundland and Labrador, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

During 2006, the Company was notified by Teck Cominco Limited that its Turkish subsidiary, Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) would be exercising its back-in right on the Agi Dagi and Kirazli properties as well as four additional designated properties under the Company’s Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% on each of the properties. For the Agi Dagi and Kirazli properties, TCAM is required to spend a minimum of US$15,000,000 by April 30, 2008 to earn back a 60% interest. For the Biga properties, TCAM is required to spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, over a three-year period commencing November 30, 2006, with a minimum of 50% being spent in year one. TCAM may earn back an additional 10% in a given project, by electing to complete a feasibility study on the project within four years of earning back 60%. TCAM’s decision to back-in on these properties frees up the Company’s technical staff in Turkey to focus on identifying other projects for acquisition in the area.

During the first quarter of 2007, the Company focused on 1) developing its exploration program for the Wernecke properties, 2) identifying additional potential properties within Turkey; and 3) the completion of a $60,475,000 short-form prospectus offering that was completed in March as further discussed below.

The Company has planned a minimum $5,500,000 exploration budget for the Wernecke properties, which will involve 10,000 metres of drilling, further mapping and geological sampling. The Company commenced this program in May of 2007.

On March 15, 2007, the Company closed a short-form prospectus offering (the “Offering”) to sell 4,100,000 common shares at a price of $14.75 per share, raising gross proceeds of $60,475,000. The Offering had a 15% greenshoe option, allowing the underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters would be purchasing 398,000 common shares under this option. The Underwriters received a cash commission of 5.0% of the gross proceeds.

Subsequent to quarter-end, the Company made an additional investment in Latin American Minerals Inc. (“LAT”) of $405,000 purchasing 900,000 common shares at a price of $0.45 per share. At May 11, 2007, the Company holds 6,210,000 common shares of LAT.

As at May 11, 2006, the Company has cash reserves of approximately $108,000,000.

RESULTS OF OPERATIONS – MARCH 31, 2007 VS MARCH 31, 2006

The Company’s net loss for the three months ended March 31, 2007 was $1,142,677 or $0.02 per share compared to net income of $10,014,363 or $0.20 for the three months ended March 31, 2006. Contributing to the period over period difference was the recognition of significantly higher dilution gains on the Company’s investment in Aurora in 2006 versus 2007. The Company also recognized a loss on the sale of marketable securities in 2007 of $366,143 (2006 - $nil).

The Company recognized a dilution gain of $498,787 for the three months ended March 31, 2007, which represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora is reduced as a result of the dilution, as compared to a dilution gain of $11,898,243 for the three months ended March 31, 2006. The decrease in the dilution gain is due to the significant dilution experienced upon the initial public offering (“IPO”) of Aurora in March 2006. The Company also picked up its percentage of the operating loss of Aurora for the three months ended March 31, 2007 which totaled $1,391,989 as compared to $2,449,374 for the three months ended March 31, 2006.

Wages and benefits costs increased to $362,165 for the three months ended March 31, 2007, from $175,114 in the same period in the prior year due to increases in the overall number of employees and overall wages. In addition, an additional bonus of $171,000 was paid to the Company’s President to recognize the substantial growth achieved by the Company over the prior year. Exploration staff salaries are deferred to exploration properties and deferred exploration expenditures.

Investor relations, promotion and advertising expense increased to $286,339 for the three months ended March 31, 2007 as compared to $266,251 for the three months ended March 31, 2006. The period over period increase is due partly to the increased costs of producing the Company’s annual report, offset by decreased costs for the Company’s website and fees paid to consultants to arrange meetings with potential investors.

Stock-based compensation expense for the three months ended March 31, 2007 decreased to $144,367 from $262,313 for the three months ended March 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Office and general expenses for the three months ended March 31, 2007 were $101,418 as compared to $99,716 for the same period in the prior year. The decrease in office costs for the quarter ended March 30, 2007 is attributable to an allocation of shared office and overhead costs to Aurora.

Property investigation expense increased to $81,288 for the three months ended March 31, 2007 as compared to $77,168 for the three months ended March 31, 2006. The increase in expenditures period over period relates to costs associated with investigating the numerous opportunities presented to the Company for consideration and includes travel costs to visit the properties or companies under consideration and other due diligence costs as required.

Legal fees have increased to $64,989 for the three months ended March 31, 2007 from $25,470 for the three months ended March 31, 2006. The increase in legal fees period over period is due mainly to legal fees paid for corporate governance matters.

The Company recognized a mark-to-market gain on its derivative financial instruments of $653,421 for the three months ended March 31, 2007 as compared to $nil for the three months ended March 31, 2006. The Company treats the share purchase warrants it holds in LAT as derivative financial instruments which must be marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. See below for a further discussion of this change in accounting policy.

Total assets at March 31, 2007 increased to $166,080,380 from $102,311,386 at December 31, 2006, primarily as a result of the financing which closed on March 15, 2007 and raised gross proceeds of $60,475,000. At May 11, 2007, the fair market value of the Company’s investment in Aurora was approximately $569,000,000. In addition, for the three months ended March 31, 2007, the company realized cash inflows from the exercise of warrants and options of $5,551,538 offset by exploration expenditures of $563,853 and cash outflows from operations of $1,264,296.

The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of preproduction and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Exploration Projects

Exploration and acquisition expenditures, net of recoveries for the three months ended March 31, 2007 and 2006 totalled $135,037 and $675,328 in Turkey, $281,647 and $172,271 in Mexico, and ($55,631) and $333,031 in the Yukon, Canada, respectively.

Turkey

On April 27, May 6 and October 19, 2004, the Company signed three separate Memoranda of Understanding (“MOUs”) with TCAM to acquire a 100% interest in exploration properties in western Turkey named Agi Dagi, Kirazli and the Biga Properties, respectively.

On April 30, 2006, TCAM provided notice to the Company of its intention to earn back a 60% interest in each of the Agi Dagi and Kirazli properties prior to the Company actually completing its earn-in expenditure requirement as called for under the MOU. As a result, the Company is deemed to immediately have earned a 100% interest in each property.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend approximately US$10,000,000 and US$5,000,000 by April 2008, with 50% of these amounts required to be spent by April 2007. The Company will assist TCAM by providing technical support and personnel during the earn-back period.

Upon the Company earning its 100% interest, TCAM was granted a Net Smelter Return ("NSR") of 1% on the Agi Dagi Project, and 2% on the Kirazli Project. The royalty is eliminated if TCAM completes its 60% earn back.

In lieu of the NSR’s, if TCAM completes its 60% earn back on the Agi Dagi property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi resource areas, up to a maximum of 600,000 ounces. If TCAM completes its 60% earn back on the Kirazli property, the Company will pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined resource areas, up to a maximum of 250,000 ounces.

TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment described above.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Pirentepe, Halilaga, TV Tower and Dedidagi properties. Each of these properties was recently designated a property as per the terms of the Biga Properties Agreement. As a result of this election, the Company is deemed to have earned 100% in each of these properties. To earn back a 60% interest in a property, TCAM must spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with a minimum of 50% being spent by November 30, 2007. TCAM may earn back an additional 10% by electing to complete a feasibility study on the project within four years of earning back to 60%.

TCAM has informed the Company that approximately US$6,975,000, US$3,660,000, US$33,500, and US$939,800 has been incurred on the back-in on the Agi Dagi, Kirazli, Pirentepe and Halilaga properties respectively, as at March 31, 2007.

With the TCAM earn-back election on the Agi Dagi, Kirazli and the four designated Biga properties, the Company will now shift its focus to a regional exploration program in Turkey, with the goal of identifying new properties for acquisition.

In addition, the Company obtained a geophysical report and partial geochemical results from a program that commenced on its 100% owned Samli Property, in January 2007. A follow-up IP-Resistivity survey has been proposed for this property. To date, the Company has incurred total expenditures of $123,819, on this property.

Mexico

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). The Company may earn a 100% interest in both of these projects by spending a combined total of US$2,000,000 over four years on exploration, to be divided between the two properties, with a minimum US$500,000 expenditure required on a property before earn-in on that property is complete. Minera will retain a back-in right to each project, which must be exercised within 60 days of the Company expending US$2,000,000 on such project. Minera will also retain a 1.5% - 2% NSR on each project, which will be extinguished if Minera earns back an interest on a project.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first-year work commitment of 25% of the Company's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

Expenditures on Clara and San Pedro for the three months ended March 31, 2007, totaled $266,813 primarily consisting of costs associated with camp and field costs and associated wages. Cumulative expenditures total $1,566,087 as at March 31, 2007. The Company has now completed 21 holes for a total of 3,369 metres at Clara and 1,375 metres in 8 completed and one partial hole at San Pedro. The Company will be evaluating results as they are obtained, after which a decision will be made with respect to future programs for these properties.

Yukon, Canada properties

In January 2006, the Company and Rimfire Minerals Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada (“Newmont”) and NVI Mining Ltd. (“NVI”), a

subsidiary of Breakwater Resources Ltd., to acquire mineral claims and a data set on the claims located in the Wernecke Mountains of the Yukon, Canada. The Company and Rimfire were required to complete $2,000,000 (fully funded by Fronteer) worth of expenditures on the property to earn a 100% (80% Fronteer, 20% Rimfire) interest in the claims and data set while Newmont and NVI retain a 2% NSR. In addition, the Company has staked additional claims in the area, which become subject to the terms of this agreement.

The Company and Rimfire completed the earn-in requirement in 2006 by spending $2,624,285 on the property. In March 2007, the Company received notification from Rimfire that they were contributing their share of the costs of the airborne survey conducted in 2006, resulting in a recovery of costs for the Company totalling $164,179.

The Company has planned a minimum $5,500,000 exploration budget for the Wernecke properties which will involve 10,000 metres of drilling, further mapping and geological sampling. The Company has commenced this program in May of 2007.

Investment in Aurora Energy Resources Inc. – 46.9% (as at March 31, 2007)

Aurora, which owns the uranium assets in the Central Mineral Belt of Labrador, , completed its IPO financing on March 22, 2006, raising gross proceeds of $28,749,999 including exercise of an over-allotment option. The Company no longer proportionately consolidates Aurora and now accounts for its investment using the equity method. Also in 2006, the Company acquired a further 956,938 common shares in Aurora by way of a private placement, for total proceeds of $10,000,002. Fronteer has yet to dispose of any of its investment in Aurora.

Aurora announced an updated National Instrument 43-101 compliant resource estimate for its Michelin Deposit in February 2007. Concurrently with the updated Michelin resource estimate, an initial resource estimate was developed for the Jacques Lake deposit. The collective updated resource estimate yields a total of 95,910,000 pounds of U3O8 (“uranium”) increased from the January 2006 resource estimate of 35,585,000 pounds of uranium.

A detailed breakdown of the resource estimate for both deposits, as reported by Aurora, is shown in the following table1:

Deposit	Measured			Indicated			Inferred
	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8	Tonnes	% U3O8	lbs U3O8
Michelin Open Pit*	3,410,000	0.07	5,340,000	7,930,000	0.06	10,840,000	460,000	0.04	440,000
Michelin Underground**				14,310,000	0.12	36,290,000	13,950,000	0.11	32,610,000
Jacques Lake Open Pit*				1,150,000	0.08	2,100,000	1,520,000	0.06	1,880,000
Jacques Lake Underground**				1,670,000	0.09	3,310,000	1,950,000	0.07	3,100,000
Totals	3,410,000	0.07	5,340,000	25,060,000	0.10	52,540,000	17,880,000	0.10	38,030,000

* Open pit resource reported at 0.03% U308 cut-off
** Underground resource reported at a 0.05%U308cut-off

Copies of the National Instrument 43-101 compliant technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. On The CMB Uranium Property, Labrador, Canada

________________________________________
1 Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Vice-President for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd.

During The Period January 2006 To January 2007” can be viewed on SEDAR at www.sedar.com.

Based upon the success of the 2006 program, Aurora has developed its 2007 exploration program based upon the recommendations in the above-noted Technical Report filed with the Company’s short form prospectus in September 2006. This program will consist of additional metallurgical testing of coarse core rejects from the 2006 drilling campaign from Michelin, Jacques Lake and White Bear and the completion of a preliminary engineering study using the updated resource and metallurgical data and assessing various aspects of mining/milling/infrastructure. In addition, the program is expected to involve a significant component of field work including a minimum 75,000-metre diamond drill program at Michelin, Jacques Lake, Aurora River, Michelin East, White Bear Lake, Melody Hill, and Inda Lake Trend. This program is designed to continue to expand the known inferred resource at Michelin, convert existing inferred resources to indicated resources and test new targets in the district

This work will involve a at least nine diamond drill rigs (six on site and three to be delivered over the next two months) and be based out of the existing Michelin Camp and a new Jacques Lake camp to be constructed in June 2007. Based on the outcome of the engineering studies, the allocated drill meterage may be subject to change depending on any recommendations within the study to either add additional resources to Michelin or elsewhere within the greater CMB Uranium Property.

Aurora’s budget for the 2007 program is $21,250,000. Aurora has also allocated an additional $5,000,000 for ongoing environmental baseline work and engineering studies and expects to complete a pre-feasibility study by the end of 2007 and formally register its project with the environmental regulatory authorities in the fourth quarter. Aurora expects to complete a feasibility study by the end of 2008.

Investment in Latin American Minerals

Pursuant to a private placement which closed in November 2006, the Company purchased 5,310,000 units of securities ("Units") of Latin American Minerals Inc. (“LAT”), a company listed on the TSX Venture Exchange. Each Unit was purchased for $0.25 and is comprised of one common share in the capital of LAT and one-half of one common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement.

Subsequent to March 31, 2007, the Company acquired an additional 900,000 common shares of LAT at a price of $0.45 per share, increasing its holdings to 6,210,000 common shares of LAT.

The acquisition of the common shares of LAT was made for investment purposes to allow the Company to obtain a strategic foothold in a highly prospective area. The Company may from time to time increase or dispose of its investment in LAT.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters.

	March 2007	Dec 2006	Sept 2006	June 2006
Income (loss) before discontinued operations	$(1,142,677)	$7,389,922	$(585,003)	$(1,811,489)
Basic earnings (loss) per share before discontinued operations	$(0.02)	$0.11	$(0.01)	$(0.03)
Diluted earnings (loss) per share before discontinued operations	$(0.02)	$0.11	$(0.01)	$(0.03)
Net earnings (loss) for the period	$(1,142,677)	$7,389,922	$(585,003)	$(1,811,489)
Basic earnings (loss) per share for the period	$(0.02)	$0.11	$(0.01)	$(0.03)
Diluted earnings (loss) per share for the period	$(0.02)	$0.11	$(0.01)	$(0.03)

	Mar 2006	Dec 2005	Sept 2005	June 2005
Income (loss) before discontinued operations	$10,022,205	$(1,933,478)	$(1,808,660)	$(1,264,730)
Basic earnings (loss) per share before discontinued operations	$0.20	$(0.04)	$(0.04)	$(0.03)
Diluted earnings (loss) per share before discontinued operations	$0.18	$(0.04)	$(0.04)	$(0.04)
Net income (loss) for the period	$10,018,209	$(1,916,744)	$(1,833,989)	$(1,264,730)
Basic earnings (loss) per share for the period	$0.20	$(0.04)	$(0.04)	$(0.03)
Diluted earnings (loss) per share for the period	$0.18	$(0.04)	$(0.04)	$(0.04)

For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.

For the three months ended December 31, 2006, the Company recognized a dilution gain of $13,763,714 on the reduction of its ownership in Aurora from 49.0% to 47.2% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $2,616,371.

For the three months ended September 30, 2006, the Company recognized a dilution gain of $432,279 on the reduction of its ownership in Aurora from 49.3% to 49.0% offset by the pickup of the Company’s share of Aurora’s net loss for the period of $1,093,132.

For the three months ended June 30, 2006, the Company recognized a dilution gain of $1,451,212 on the reduction of its ownership in Aurora from 50.2% to 49.3% offset by stock-based compensation expense of $2,313,792. In the three months ended March 31, 2006, the Company realized a dilution gain of $10,842,568 on the IPO of Aurora and the resulting decrease in ownership from 56.8% to 50.2% .

In the fourth quarter of 2005, a decision was made to write off the Company’s exploration properties in Chiapas totalling $943,216. In addition, the Board of Directors approved bonuses resulting in an increased to wages and benefits expense totalling $285,417.

In the third quarter of 2005, a decision was made to write off exploration expenditures associated with the Company’s remaining exploration properties in the Northwest Territories and Ontario totalling $1,144,414.

In the second quarter of 2005, the Company wrote off exploration expenditures on the Dixie Lake Property totalling $224,708, realized additional stock-based compensation expenses of $483,979, incurred listing and filing fees with respect to the Company’s Amex listing of $50,001 and incurred start-up costs associated with the opening of an office in Ankara, Turkey totalling $18,100.

In the first quarter of 2005, the Company realized a $391,600 future income tax recovery arising on the recognition of previously unrecognized future income tax assets used to offset a future income tax liability realized on the renouncement of exploration expenditures on flow-through shares issued in 2004.

LIQUIDITY

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company has the following contractual obligations at March 31, 2007:

Payments Due by Period
Contractual obligations	Total	Remainder of 2007	2008 - 2009	2010 - 2011	After 2011
Operating leases	$401,826	$80,559	$198,186	$123,081	Nil

The Company has no debt. The only long term lease commitments are the operating lease for the Company’s office premises and equipment. Cash flows required under these lease agreements total approximately $80,000 for the remainder of fiscal 2007.

At March 31, 2007, the Company had cash on its balance sheet of $104,774,787 and working capital of $105,099,825 as compared to cash of $40,391,913 and working capital of $43,338,290 at December 31, 2006. The change in cash and working capital of $64,382,874 and $61,761,535 respectively is primarily due to the receipt of gross proceeds of $60,475,000 from the March 2007 financing and exercise of stock options and warrants, offset by exploration expenditures of $563,853 and cash used in operations of $1,264,296 during the period.

The Company does not anticipate any significant environmental liabilities during 2007.

The Company will utilize its cash resources to look for other advanced stage mineral properties to acquire. Depending upon the size of any acquisition, it may be necessary to issue further shares of the Company to complete any acquisition. The Company is actively seeking out these opportunities.

CAPITAL RESOURCES

The Company has stock options outstanding that are currently in the money, which could potentially bring an additional $23,197,680 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements other than a commitment under the San Pedro and Clara mineral property option agreement as described above.

TRANSACTIONS WITH RELATED PARTIES

For the three months ended March 31, 2007, the Company paid legal fees of $282 (2006 - $2,644) to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

In addition, the Company invoiced Aurora $191,577 during the three months ended March 31, 2007 for its share of office costs, employee wages and benefits. At March 31, 2007, the Company had a receivable from Aurora of $64,703 (2006 - $243,543) relating to these expenditures.

In April 2006, the company and Aurora signed a cost sharing agreement whereby the Company will charge common office costs and common employee benefit costs to the Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels with each company and can be terminated on 60-days notice by either party.

DISCLOSURE CONTROLS AND PROCEDURES

During the quarter ended March 31, 2007, the Company’s Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company’s existing disclosure controls. Based upon the evaluation performed, management is confident that the material information related to the Company and its subsidiaries, is known to management and that the Company’s disclosure controls and procedures will be effective on an ongoing basis.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

OTHER SUBSEQUENT EVENTS

Subsequent to March 31, 2007, the Company purchased an additional 900,000 common shares of LAT at a price of $0.45 per share for a total investment of $405,000, which increased its holdings to 6,210,000 common shares of LAT.

Subsequent to March 31, 2007, 191,500 stock options were exercised for total proceeds of $267,270 to the Company and 200,000 stock options were granted at exercise prices ranging from $14.17 to 16.09, exercisable for a period of five years.

On April 15, 2007, the remaining greenshoe option to purchase 217,000 common shares of the Company, expired.

On May 2, 2007, at the Company’s Annual General Meeting (“AGM”), shareholders of the Company approved a new stock option plan setting the aggregate number of common shares reserved for issuance as 10% of the total issued and outstanding common shares of the Company. Prior stock option grants, which were subject to the approval of the stock option plan, were also ratified.

Also at the Company’s AGM, shareholders formally approved the appointment of Scott Hand to the Company’s board of directors.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling. The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation, 1530 – Comprehensive Income, and 3865 – Hedging, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.

Section 3855 requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income. Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Section 1530 requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Certain gains and losses that would otherwise be recorded as part of net earnings are now presented in “other comprehensive income”, until it is considered appropriate to recognize into net earnings.

As a result of adopting these new standards the Company recorded a non-cash increase of $1,115,734 to opening long-term investments, a non-cash increase of $464,383 to opening marketable securities and a one-time cumulative effect of a change in accounting policy in opening accumulated other comprehensive income of $779,389 (net of future income taxes of $142,965). In addition, the Company recorded a non-cash increase of $558,812 (net of future income taxes of $101,953) to opening retained earnings to record the cumulative effect of the change in accounting policy as it relates to warrants held by the Company and trading securities held by the Company.

FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, long-term investments, accounts receivable, amounts due from related parties and amounts due from various joint venture partners. The Company deposits cash with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily related to input tax credits receivable and amounts due from Aurora. The Company performs ongoing evaluation of its receivables from

Aurora to assess recoverability. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At March 31, 2007, the fair values of cash, and trade and other receivables approximate their carrying values because of the short-term nature of these instruments. The Company carries its long-term investments at fair value, which consist of common shares and share purchase warrants of LAT.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to May 11, 2007:

# of common shares
Balance, March 31, 2007	67,268,181
Exercise of over-allotment option	398,000
Shares issued on exercise of stock options	191,500
Balance, May 11, 2007	67,857,681

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Company’s annual information form for the year ended December 31, 2006 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of the Company for the year ended December 31, 2006 and other continuous disclosure documents filed by the Company since January 1, 2007 available at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OUTLOOK

With TCAM now responsible for all of the expenditures on Agi Dagi, Kirazli and the Biga Properties in 2007, the Company is free to have its technical staff in Turkey focus on exploring for additional properties of interest in this highly prospective, under explored area of the world.

The Company has commenced its $5,500,000, 10,000 metre drill program in the Yukon and will be testing a number of uranium, copper and gold targets identified during the 2006 field season.

In February 2007, Aurora announced an updated National Instrument 43-101 resource estimate for its Michelin and Jacques Lake deposits which increased resource estimates from 36 million pounds of uranium to 96 million pounds of uranium. For calendar 2007, Aurora has planned a comprehensive program, which will include a minimum of 75,000 metres of drilling, environmental baseline studies and engineering analysis with an estimated budget of $21,250,000. In addition to drilling, Aurora has allocated $5,000,000 for baseline environmental and engineering studies as part of its larger feasibility study, which is expected to be completed by the end of 2008. Aurora is proving to have a world-class asset that should garner considerable interest in the coming year as it embarks on one of the world’s largest uranium exploration programs.

The Company continues to investigate other opportunities to acquire assets or make direct investments in projects that it feels have the potential to develop into world-class deposits. With a treasury of over $100 million the Company has significant funds to acquire additional properties or companies of interest in the coming months. We look forward to new and exciting projects being added to the Company’s asset base as 2007 progresses.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President	CFO, Corporate Secretary

May 11, 2007